AGENCY AGREEMENT

May 23, 2025

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8, Canada

Attention:  Arnold Kondrat, Executive Chairman of the Board

Re: Private Placement of Units

Red Cloud Securities Inc. (the "Agent"), understands that Loncor Gold Inc. (the "Corporation") proposes to issue and sell on a private placement basis, an aggregate of up to 14,545,455 units of the Corporation (the "Units") at a price of $0.55 per Unit (the "Issue Price") for aggregate gross proceeds of up to $8,000,000 (the "Offering") pursuant to the listed issuer financing exemption (the "Listed Issuer Financing Exemption") under Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106") and pursuant to available exemptions from the prospectus and registration requirements of Applicable Securities Laws (as defined herein).  An additional 2,545,455 Units are issuable at the Issue Price pursuant to an option exercisable in whole or in part by the Agent (the "Agent's Option") prior to the Closing Date (the "Additional Units" and together with the Units under the Offering, the "Offered Securities"). For the purposes of relying on the Listed Issuer Financing Exemption, the Corporation has prepared and filed an amended and restated offering document on SEDAR+ (as defined herein), dated May 7, 2025, in respect of the Units and which satisfies the requirements of NI 45-106, including those of Form 45-106F19 (the "Offering Document").

Each Unit will consist of one common share in the capital of the Corporation (each, an "Offered Share", and the common shares in the capital of the Corporation being the "Common Shares") and one half of one Common Share purchase warrant of the Corporation (each whole such warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share (each, a "Warrant Share") at a price per Warrant Share of $0.80 for a period of 36 months from the Closing Date (as defined herein). The Warrants will be created and issued pursuant to a warrant indenture (the "Warrant Indenture") dated the date hereof between the Corporation and TSX Trust Company, in its capacity as warrant agent thereunder (the "Warrant Agent").

All references herein to Units, Offered Shares, Warrants, Warrant Shares, and Offered Securities shall include such securities issuable on the Agent's exercise of all or a portion of the Agent's Option.  All references herein to the Offering shall include any exercise of the Agent's Option.

Subject to the terms and conditions of this Agreement, the Agent agrees to act as, and the Corporation appoints the Agent as, the exclusive Agent of the Corporation to offer the Offered Securities for sale and purchase on a commercially reasonable "best efforts" agency basis in connection with the Offering, and the Agent hereby agrees to act as such Agent. The Agent may offer the Offered Securities and may solicit offers to purchase the Offered Securities (i) in the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan (the "Canadian Selling Jurisdictions") on a private placement basis; (ii) to, or for the account or benefit of, persons in the United States (as defined herein) and U.S. Persons (as defined herein) pursuant to the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable securities laws of any state of the United States, and (iii) such offshore jurisdictions as agreed upon by the Agent and the Corporation pursuant to relevant prospectus or registration exemptions in accordance with Applicable Securities Laws. The Corporation acknowledges and agrees that the Agent may, but is not obligated to, purchase any of the Offered Securities as principal. In addition, the Agent and the Corporation acknowledge and agree that, as part of the Offering, the Corporation shall have the right to include a list of purchasers to purchase up to 2,727,273 Units under the Offering (the "President's List").

The Corporation agrees that the Agent shall be permitted to appoint, at its sole expense, other registered dealers, or other dealers duly qualified in their respective jurisdictions, as agent, to assist in the Offering in the Selling Jurisdictions (as defined herein). The Agent shall, and shall require any such dealer or broker, (a "Selling Group"), to comply with Applicable Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale directly and through Selling Firms upon the terms and conditions set out in this Agreement. The Agent shall, and shall require any Selling Group, to offer for sale the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold, and shall be solely responsible for, the remuneration payable to such other dealers appointed.

In consideration of the services rendered by the Agent in connection with the Offering, the Corporation shall pay to the Agent at the Closing Time (as defined herein), a cash commission equal to 6.0% of the gross proceeds from the Offering, subject to a reduced cash commission of 2.0% of the gross proceeds raised from certain subscribers on the President's List and nil cash commission from any gross proceeds raised from subscriptions by Resolute Mining Limited (the "Agent's Fee"). As additional compensation for the services provided, the Corporation shall grant to the Agent at the Closing Time warrants of the Corporation (the "Broker Warrants"), to acquire, in aggregate, that number of Common Shares (each a "Broker Warrant Share") as is equal to 6.0% of the total number of Units sold pursuant to the Offering, subject to such reduced number of Broker Warrants to be granted to the Agent as is equal to 2.0% of the total number of Units sold to subscribers on the President's List and nil Broker Warrants from any Units purchased by Resolute Mining Limited. Each Broker Warrant shall be exercisable at a price equal to $0.61 for one Common Share (the "Broker Warrant Shares") for a period of 36 months from the Closing Date.

1. Definitions

In this Agreement:

(a) "affiliate", "distribution", "material change", "material fact", "misrepresentation", and "subsidiary" have the respective meanings given to them in the Securities Act (Ontario);

(b) "Agent's Counsel" means Peterson McVicar LLP;

(c) "Agent" has the meaning given to such term on page 1 hereof;

(d) "Agent's Fee" has the meaning given to such term on page 2 hereof;

(e) "Agent's Option" has the meaning given to such term on page 1 hereof;

(f) "Agreement" means this agreement resulting from the acceptance by the Corporation of the offer made by the Agent hereby, including all schedules hereto, as amended or supplemented from time to time;

(g) "Annual Financial Statements" means the audited consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023;

(h) "Applicable Law" means, in relation to any person, agreement, property, transaction, event or other matter, all applicable laws, statutes, authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Entity, by which such Person is bound or having application to the Corporation or the Offering and any amendments or supplements to, or all replacements and substitutions of, any of the foregoing;

(i) "Applicable Securities Laws" means all applicable securities laws in each of the Selling Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulators of the Selling Jurisdictions;

(j) "Broker Warrants" has the meaning given to such term on page 2 hereof;

(k) "Broker Warrant Certificates" means the certificates representing the Broker Warrants and containing the terms thereof;

(l) "Broker Warrant Shares" has the meaning given to such term on page 2 hereof;

(m) "Business Day" means any day, other than a Saturday or Sunday on which banking institutions in Toronto, Ontario are open for commercial banking business during normal banking hours;

(n) "Canadian Selling Jurisdictions" has the meaning given to such term on page 1 hereof;

(o) "Closing" means the completion of the Offering;

(p) "Closing Date" means May 23, 2025, or such other date as the Agent and the Corporation may agree upon in writing;

(q) "Closing Time" means 8:00 a.m. (Toronto time) or such other time on the Closing Date as the Agent and the Corporation may agree upon;

(r) "Common Share" means a common share in the capital of the Corporation;

(s) "Concurrent Offering" means the non-brokered private placement by the Company which may be completed concurrently with the Offering for the sale of Units at the Issue Price to certain subscribers identified by the Company whose orders were not fulfilled under the President's List. The Units sold pursuant to the Concurrent Offering may not be sold under the Listed Issuer Financing Exemption.

(t) "Corporation" has the meaning given to such term on page 1 hereof;

(u) "Corporation's Auditors" means Kreston GTA LLP;

(v) "Corporation's Counsel" means Dickinson Wright LLP;

(w) "Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Corporation or any of its subsidiaries is a party or by which any of their property or assets are bound;

(x) "Due Diligence Session" has the meaning given to such term in Section 4(a) hereof;

(y) "Due Diligence Session Responses" means the written or oral responses of the Corporation, as given by any director or officer or employee of the Corporation, at the Due Diligence Session;

(z) "Engagement Letter" means the engagement letter dated May 1, 2025, as amended on May 6, 2025, between the Corporation and the Agent relating to the Offering;

(aa) "Environmental Laws" means any federal, provincial, state, municipal and local or foreign law, statute, ordinance, rule, bylaw and regulation, order, directive, decree, judgment, injunction, permit, license, authorization or other binding requirement or common law or other Applicable Law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including, without limitation, those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials or Conditions, and "Hazardous Materials or Conditions" means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

(bb) "Financial Statements" means the Annual Financial Statements, together with the notes to such financial statements, the report of the auditors of the Corporation on such financial statements, and the unaudited condensed consolidated interim financial statements of the Corporation with respect the three months ended March 31, 2025 and 2024, together with the notes to such financial statements, respectively;

(cc) "Government Official" means any (a) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) salaried political party official, elected member of political office or candidate for political office, or (c) corporation, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

(dd) "Governmental Entity" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasigovernmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the TSX); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter;

(ee) "Imbo Project" means the Corporation's interest in the mineral property known as the "Imbo Project" located in the northeastern region of the Democratic Republic of Congo and totalling approximately 122km2, all as further described in the Public Record;

(ff) "Indemnitor" has the meaning given to such term in Section 10 hereof;

(gg) "Issue Price" has the meaning given to such term on page 1 hereof;

(hh) "Leased Premises" means the premises which are material to the Corporation or any Subsidiary and which the Corporation or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

(ii) "Listed Equity Security" has the meaning ascribed thereto in NI 45-106;

(jj) "Listed Issuer Financing Exemption" has the meaning given to such term on page 1 hereof;

(kk) "Lock-up Agreements" has the meaning given to such term in Section 4(r) hereof;

(ll) "Material Adverse Effect" means any effect, change, event or occurrence (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable) that is, or is reasonably likely to be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation or its Subsidiaries;

(mm) "Material Agreement" means (a) any contract, commitment, agreement (written or oral), instrument, lease or other document, including any option agreement or licence agreement, to which the Corporation or a Subsidiary is a party or otherwise bound and which is material to the Corporation or any Subsidiary, and (b) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Corporation or any Subsidiary from, or any loans by the Corporation or any Subsidiary to or a guarantee by the Corporation or any Subsidiary of the obligations of, any other person, and in all cases which is material to the Corporation or any Subsidiary;

(nn) "Money Laundering Laws" has the meaning given to such term in Section 3(mm) hereof;

(oo) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(pp) "NI 45-106" has the meaning given to such term on page 1 hereof;

(qq) "NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

(rr) "notice" has the meaning given to such term in Section 16 hereof;

(ss) "Offered Securities" has the meaning given to such term on page 1 hereof;

(tt) "Offered Share" has the meaning given to such term on page 1 hereof;

(uu) "Offering" has the meaning given to such term on page 1 hereof;

(vv) "Offering Document" has the meaning given to such term on page 1 hereof;

(ww) "Offering Press Release" means the news release issued by the Corporation announcing the Offering on May 7, 2025;

(xx) "Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

(yy) "Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

(zz) "Personnel" has the meaning given to such term in Section 10 hereof;

(aaa) "President's List" has the meaning given to such term on page 2 hereof;

(bbb) "Properties" means the Imbo Project and all other mineral properties as disclosed in the Public Record in which the Corporation has a direct or indirect economic interest;

(ccc) "Public Record" means the information contained in any press release, material change report, financial statement, annual information form, annual or interim report, business acquisition report, proxy circular, prospectus, technical report, or other document of the Corporation which, prior to the Closing Time, has been filed on SEDAR+ and any information which, prior to the Closing Time, appears on the Corporation's website;

(ddd) "Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A under the U.S. Securities Act, that is also a U.S. Accredited Investor;

(eee) "Securities Commissions" means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(fff) "SEDAR+" means the System for Electronic Document Analysis and Retrieval+;

(ggg) "Selling Group" has the meaning given to such term on page 2 hereof;

(hhh) "Selling Jurisdictions" means the Canadian Selling Jurisdictions, the United States, and such other jurisdictions as the Agent and the Corporation may agree;

(iii) "Subscriber" means, for the purposes of this Agreement, subscribers who purchase Offered Securities under the Offering;

(jjj) "Subsidiaries" means, collectively, Kilo Isiro Atlantic Ltd. (BVI), Isiro (Jersey) Limited (Jersey), KGL Isiro SARL (Democratic Republic of the Congo), Adumbi Mining S.A. (Democratic Republic of the Congo), Loncor Resources Congo SARL (Democratic Republic of the Congo SARL, Devon Resources SARL (Democratic Republic of the Congo), Navarro Resources SARL (Democratic Republic of the Congo) being all the Corporation's direct or indirect subsidiaries, and "Subsidiary" means any one of them;

(kkk) "Subscription Agreements" means, collectively, the subscription agreements in the forms agreed to by the Agent and the Corporation pursuant to which Subscribers agree to subscribe for and purchase Units as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto, including the investor questionnaire applicable to Canadian Subscribers subscribing under the Offering;

(lll) "Taxes" has the meaning ascribed to it in Section 3(jj);

(mmm)  "Transaction Documents" means, collectively, this Agreement, the Warrant Indenture and the Broker Warrant Certificates;

(nnn) "TSX" means the Toronto Stock Exchange;

(ooo) "U.S. Affiliate" means the United States registered broker-dealer affiliate of an Agent;

(ppp) "U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(qqq) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(rrr) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

(sss) "Warrant" has the meaning given to such term on page 1 hereof;

(ttt) "Warrant Agent" has the meaning given to such term on page 1 hereof;

(uuu) "Warrant Indenture" has the meaning given to such term on page 1 hereof; and

(vvv) "Warrant Share" has the meaning given to such term on page 1 hereof.

2. Restrictions on Sale

The Agent hereby represent, warrant, covenant and agree, with the Corporation and acknowledges that the Corporation is relying upon such representations, warranties, and covenants, that:

(a) it will not solicit subscriptions for Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Selling Jurisdictions, provided that the Agent may so solicit, trade or act within such jurisdictions only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not (i) obligate the Corporation to file a prospectus, registrations statement or similar document or to take any action to qualify any of its securities or any trade of any of its securities, (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction, or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction;

(b) in respect of the offer and sale of the Offered Securities, they will conduct their activities in connection with the Offering and comply with all Applicable Securities Laws and the provisions of this Agreement; and shall require any Selling Firm to comply, with all Applicable Securities Laws in connection with the sale of the Offered Securities, and shall offer the Offered Securities for sale directly and through Selling Firms upon the terms and conditions set out in this Agreement. Any Selling Firm appointed by the Agent shall be compensated by the Agent from its compensation hereunder;

(c) they are, and will be at the Closing Time, duly registered pursuant to the provisions of the Applicable Securities Laws, and are duly registered or licensed as investment dealers in those jurisdictions in which they are required to be so registered in order to perform the services contemplated by this Agreement, or where not so registered or licensed, the Agent will act only through members of the Selling Group who are so registered or licensed;

The parties to this Agreement acknowledge that the Offered Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any securities laws of any state of the United States and the Offered Securities and Warrant Shares may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States. Accordingly, the Corporation and the Agent hereby agree that offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons shall be conducted only in the manner specified in Schedule "A", which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement. Notwithstanding the foregoing provisions of this Section, the Agent will not be liable to the Corporation under this Section or Schedule "A" with respect to a violation by their U.S. Affiliate(s) of the provisions of this Section or Schedule "A" if the U.S. Affiliate is not itself also in violation.

The Corporation undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Offered Securities (including a Form 45-106F1 with the applicable Securities Commissions in Canada) so that the distribution of the Offered Securities to the Subscribers may lawfully occur without the necessity of filing a prospectus, registration statement or other offering document, other than the Offering Document, in the Selling Jurisdictions in Canada, but on terms that will permit the Offered Securities acquired by the Subscribers to be sold at any time in the Selling Jurisdictions in Canada. All prescribed fees payable in connection with such filings shall be at the expense of the Corporation. The Agent undertake to use commercially reasonable efforts to cause Subscribers to complete and deliver to the Corporation any forms required by Applicable Securities Laws and the TSX in connection with the Offering.

Neither the Corporation nor the Agent shall: (i) provide to prospective Subscribers any document or other material or information that would constitute an offering memorandum within the meaning of Applicable Securities Laws, except the Offering Document; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising.

3. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Agent and the Subscribers, and acknowledges that the Agent and the Subscribers are relying upon such representations and warranties that:

General Matters

(a) Good Standing of the Corporation. The Corporation (i) has been duly incorporated and is up to date in all material corporate filings and in good standing under the Business Corporations Act (Ontario); (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and capacity to create, issue and sell, as applicable, the Offered Securities and to enter into and carry out its obligations under the Transaction Documents;

(b) Subsidiaries. The Corporation does not have any subsidiaries within the meaning of the Securities Act (Ontario) other than the Subsidiaries. The Corporation directly or indirectly holds: (i) 100% of the issued and outstanding shares of Kilo Isiro Atlantic Ltd. (BVI), Isiro (Jersey) Limited (Jersey), KGL Isiro SARL (Democratic Republic of the Congo), (ii) 84.67% of the issued and outstanding shares of Adumbi Mining S.A. (Democratic Republic of the Congo), and (iii) 90% of the issued and outstanding shares of Loncor Resources Congo SARL (Democratic Republic of the Congo SARL, Devon Resources SARL (Democratic Republic of the Congo), Navarro Resources SARL (Democratic Republic of the Congo), and all such shares are beneficially owned by the Corporation alone, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever except as disclosed in the Public Record. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non assessable shares (or the equivalent legal concept in another jurisdiction) and, other than the Corporation, no person has any right, agreement or option for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares except as disclosed in the Public Record. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted;

(c) Carrying on Business. The Corporation and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, state, provincial, municipal, and local environmental anti pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non compliance with any such laws, regulations, requirements, licences, registrations or qualifications;

(d) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Corporation, are threatened for the dissolution, liquidation or winding up of the Corporation or the Subsidiaries;

(e) Freedom to Compete. Except as disclosed in the Public Record, neither the Corporation nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect;

(f) Share Capital of the Corporation. The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series, of which, as of the close of business on May 22, 2025, 157,839,174 Common Shares and no preference shares were outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(g) Absence of Rights. Except as referred to in Schedule "B" hereto, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Corporation and the Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Corporation;

(h) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in the Common Shares or any other securities of the Corporation or prohibiting the sale or issuance of the Offered Securities has been issued and to the knowledge of the Corporation, no proceedings for such purpose have been threatened or are pending;

(i) Stock Exchange Compliance. The Corporation has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Corporation is in compliance with the rules and policies of the TSX. The Offering has been conditionally accepted by the TSX, subject only to customary post-Closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the TSX;

(j) Reporting Issuer Status. The Corporation is a "reporting issuer" under the Applicable Securities Laws of each of the provinces of Canada, except Quebec, and not included in a list of defaulting reporting issuers maintained by the Securities Commissions in each of such provinces, and in particular, without limiting the foregoing, the Corporation has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Corporation which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Commissions in each of such provinces;

(k) No Voting Control. Other than the subscription agreement with Resolute Mining Limited dated June 26, 2018, the Corporation is not a party to, nor is the Corporation aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Corporation or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Corporation or any Subsidiary. The Corporation has not adopted a shareholders' rights plan or any similar plan or agreement;

(l) Transfer Agent and Warrant Agent. TSX Trust Company at its principal office in Toronto, Ontario has been duly appointed as the registrar and transfer agent in respect of the Common Shares, and the Warrant Agent, at its principal office in Toronto, Ontario, has been duly appointed as the warrant agent in respect of the Warrants;

(m) Corporate Actions. All necessary corporate action has been taken by the Corporation so as to (i) validly authorize the issuance of and issue the Offered Shares as fully paid and non-assessable Common Shares on Closing; (ii) validly create the Warrants and authorize the issuance of and issue the Warrants on Closing; (iii) validly allot the Warrant Shares and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture; (iv) validly create the Broker Warrants and authorize the issuance of and issue the Broker Warrants on Closing; and (v) validly allot the Broker Warrant Shares and authorize the issuance of the Broker Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates;

(n) Valid and Binding Documents. Each of the execution and delivery of each of the Transaction Documents and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Corporation and upon the execution and delivery thereof shall constitute valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable;

(o) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents, (ii) the creation, issuance, sale and delivery, as applicable, of the Offered Securities, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than post-Closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws;

(p) Offering Document. The Offering Document has been duly approved and authorized by all necessary corporate action of the Corporation, and the Offering Document has been duly executed by and filed on behalf of the Corporation;

(q) Validly Issued Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares;

(r) Validly Issued Warrants. The Warrants have been duly and validly created and authorized for issuance and sale and when issued and delivered by the Corporation pursuant to this Agreement and the Warrant Indenture, against payment of the consideration set forth herein, the Warrants will be validly issued;

(s) Validly Authorized Warrant Shares. The Warrant Shares to be issued and sold have been duly and validly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their terms and when issued and delivered by the Corporation, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(t) Validly Authorized Broker Warrant Shares. The Broker Warrant Shares to be issued and sold have been duly and validly authorized and reserved for issuance and, upon exercise of the Broker Warrants in accordance with their terms and when issued and delivered by the Corporation, the Broker Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(u) Material Agreements and Debt Instruments. All of the Material Agreements and material Debt Instruments of the Corporation and each of the Subsidiaries have been disclosed in the Public Record to the extent required by Applicable Securities Laws and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under and is in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Corporation and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Corporation or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Corporation does not expect any Material Agreements to which the Corporation or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Corporation or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Corporation and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument;

(v) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Corporation or any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained or made, as applicable, and complied with. The Corporation's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Corporation, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect;

(w) Absence of Breach or Default. The Corporation and each of the Subsidiaries is not in breach or default of, and the execution and delivery of the Transaction Documents and the performance by the Corporation of its obligations hereunder or thereunder, the creation, issue and sale, as applicable, of the Offered Securities and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) any statute, rule or regulation applicable to the Corporation or any of the Subsidiaries, including Applicable Securities Laws; (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Corporation and each of the Subsidiaries; (iii) any Debt Instrument or Material Agreement; or (iv) any judgment, decree or order binding the Corporation, any of the Subsidiaries or the properties or assets of the Corporation or any of the Subsidiaries;

(x) No Actions or Proceedings. Except as disclosed in the Public Record, there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Corporation or a Subsidiary) currently outstanding, or to the knowledge of the Corporation, threatened or pending, against or affecting the Corporation or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Corporation, there is no basis therefor. Except as disclosed in the Public Record, there are no judgments, orders or awards against the Corporation or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Corporation, the Subsidiaries or their properties or assets are subject;

(y) Financial Statements. The Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Corporation (on a consolidated basis) as at the dates thereof and for the periods indicated, and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved;

(z) No Material Changes. Since December 31, 2024, except as disclosed in the Public Record:

(i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Corporation or any Subsidiary, as applicable;

(ii) there has not been any material change in the capital stock or long-term debt of the Corporation or any Subsidiary, as applicable; and

(iii) the Corporation and each Subsidiary, as applicable, has carried on its business in the ordinary course;

(aa) No Off-Balance Sheet Arrangements. Other than as disclosed in the Financial Statements and related management discussion and analysis, including the notes thereto available on the Corporation's SEDAR+ profile, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Corporation or any Subsidiary;

(bb) Internal Accounting Controls. The Corporation and each Subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(cc) Accounting Policies. There has been no material change in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2024, other than as disclosed in the Financial Statements;

(dd) Purchases and Sales. Since December 31, 2024, other than as disclosed in the Public Record, neither the Corporation nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

(iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary;

(ee) No Loans or Non-Arm's Length Transactions. Other than as disclosed in the Financial Statements, neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Corporation or any Subsidiary;

(ff) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement, or other instrument or document to which the Corporation or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Corporation or a Subsidiary, as applicable, or the payment of dividends by the Corporation or a Subsidiary to its respective shareholders;

(gg) Independent Auditors. The Corporation's Auditors are independent public accountants as required by the Applicable Securities Laws of each jurisdiction where the Corporation is a "reporting issuer" and there has not been any "reportable event" (within the meaning of NI 51-102) with respect to the present or any former auditor of the Corporation;

(hh) Insurance. The assets of the Corporation and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Corporation nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder;

(ii) Leased Premises. With respect to each of the Leased Premises, the Corporation and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases;

(jj) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and each Subsidiary have been paid. Other than as disclosed in the Public Record, all tax returns, declarations, remittances and filings required to be filed by the Corporation or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes;

(kk) Compliance with Laws, Filings and Fees. The Corporation and each Subsidiary has complied with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. All filings and fees required to be made and paid by the Corporation and each Subsidiary pursuant to Applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid. Neither the Corporation nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect;

(ll) Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti corruption laws applicable to the Corporation or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (x) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Corporation or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti bribery or anti corruption laws, in each case with respect to any alleged act or omission arising under or relating to non compliance with any such laws, or received any notice, request, or citation from any person alleging non compliance with any such laws;

(mm) Anti-Money Laundering. The operations of the Corporation and each Subsidiary are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(nn) Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public corporation or of a corporation listed on a particular stock exchange, or (ii) other than as disclosed in the Public Record, in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Corporation or other public corporation;

(oo) Related Parties. Other than as disclosed in the Public Record, none of the directors, officers, employees, consultants or advisors of the Corporation or any Subsidiary, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Corporation which, as the case may be, materially affected, is material to or will materially affect the Corporation. Other than as disclosed in the Public Record, all previous material transactions of the Corporation were completed on an arm's length basis and on commercially reasonable terms;

(pp) Fees and Commissions. Other than as agreed upon with the Agent (or any members of the Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(qq) Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or unwritten);

(rr) Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries which the Corporation has made available to the Agent and its counsel in connection with their due diligence investigation of the Corporation and the Subsidiaries for the period of examination thereof are all of the minute books and all of the records of the Corporation and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects;

(ss) Continuous Disclosure. The Corporation is in compliance with its continuous disclosure obligations under the Applicable Securities Laws of each jurisdiction where the Corporation is a "reporting issuer" and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Corporation or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. The Corporation is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of any other jurisdiction of Canada;

(tt) Forward-Looking Information. With respect to forward-looking information contained in the Corporation's Public Record and the Offering Documents, the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made and the Corporation has updated such forward-looking information as required by and in compliance with Applicable Securities Laws;

(uu) Full Disclosure. All information relating to the Corporation and the Subsidiaries and their businesses, properties and liabilities and provided to the Agent, including all financial, marketing, sales and operational information provided to the Agent, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Corporation has not withheld from the Agent any material facts relating to the Corporation or the Offering;

Mining Matters

(vv) Properties and Assets. Except as disclosed in the Public Record, the Corporation is the legal and beneficial owner of, and has title to, all of the Properties or assets thereof as described in the Public Record, such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted; neither the Corporation nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Corporation or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Record, neither the Corporation nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(ww) Material Property and Mining Rights. The Corporation and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Properties are located in respect of the exploration targets  located on the Properties in which the Corporation and the Subsidiaries have an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and the Subsidiaries to access the Properties and explore the minerals relating thereto as it is currently conducted, except where the failure to have such rights or interests would not have a Material Adverse Effect; all such properties, leases, concessions or claims in which the Corporation and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing;

(xx) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Corporation and the Subsidiaries hold their material properties and assets (including any option agreement or any interest in, or right to earn an interest in, any properties and assets) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Corporation and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Except as disclosed in the Public Record, neither the Properties or assets (nor any option agreement or any interest in, or right to earn an interest in, properties or assets) of the Corporation or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party;

(yy) Possession of Permits and Authorizations. The Corporation and the Subsidiaries have obtained all Permits necessary to carry on the business of the Corporation and the Subsidiaries as it is currently conducted. The Corporation and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Corporation and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Corporation and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business;

(zz) No Expropriation. No part of the Properties, mining rights or Permits of the Corporation or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Corporation, been threatened or is pending, nor does the Corporation or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings;

(aaa) No Indigenous Claims. There are no claims or actions with respect to Indigenous rights currently outstanding, or to the knowledge of the Corporation, threatened or pending, with respect to the Properties of the Corporation or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to Indigenous issues having been instituted with respect to the Properties of the Corporation or any Subsidiary, and no dispute in respect of the Properties of the Corporation or any Subsidiary with any local or Indigenous group exists or, to the knowledge of the Corporation, is threatened or imminent;

(bbb) NI 43-101. The Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and all such reports comply with the requirements of NI 43-101; all scientific and technical information disclosed in the Public Record: (i) is based upon information prepared, reviewed and verified by or under the supervision of a "qualified person" as defined in NI 43-101, (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101 and other Applicable Securities Laws, and (iii) remains true, complete and accurate in all material respects as at the date hereof;

Environmental Matters

(ccc) The Corporation and each Subsidiary is in material compliance with all Environmental Laws and all operations on the properties of the Corporation and the Subsidiaries, carried on by or on behalf of the Corporation and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices;

(ddd) Neither the Corporation nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(eee) Neither the Corporation nor the Subsidiaries, nor to the knowledge of the Corporation, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Corporation nor the Subsidiaries have settled any allegation of noncompliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation and the Subsidiaries and the Corporation and the Subsidiaries have not received notice of any of the same;

(fff) There have been no past unresolved claims, complaints, notices or requests for information received by the Corporation or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Corporation, none that are threatened or pending. No conditions exist at, on, or under any properties now or previously owned, operated or leased by the Corporation or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect;

(ggg) Except as ordinarily or customarily required by applicable Permit, neither the Corporation nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean up site or corrective action under any law including any Environmental Laws. Neither the Corporation nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites;

(hhh) There are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any Subsidiary or any properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Corporation and the Subsidiaries in the ordinary course of business;

Employment Matters

(iii) Employment Laws. The Corporation and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Corporation and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing;

(jjj) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects;

(kkk) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Corporation, threatened or pending, against the Corporation or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation or the Subsidiaries and no union representation question exists respecting the employees of the Corporation or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Corporation or a Subsidiary. The Corporation has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted;

Listed Issuer Financing Exemption Matters

(lll) the Corporation is a reporting issuer and has been a reporting issuer for 12 months before the date of the Offering Press Release in all of the provinces of Canada, except Quebec, and is not in default of any requirement under Applicable Securities Laws in Canada;

(mmm) during the 12 months prior to the date of this Agreement, the Corporation has raised $NIL using the Listed Issuer Financing Exemption and is not otherwise raising funds under the Listed Issuer Financing Exemption other than in connection with the Offering;

(nnn) the Common Shares are Listed Equity Securities;

(ooo) the Corporation is not, or during the 12 months immediately before the date the Corporation filed the Offering Press Release, the Corporation or any person or company with whom the Corporation completed a restructuring transaction was not, either of the following: (i) an issuer whose operations have ceased; or (ii) an issuer whose principal asset is or was cash, cash equivalents, or its exchange listing, including, for greater certainty, a capital pool company, a special purpose acquisition company, a growth acquisition corporation or any similar person or company;

(ppp) the Corporation is not an investment fund as defined under Applicable Securities Laws in Canada;

(qqq) as disclosed in the Offering Document, the Corporation does not intend to allocate the funds raised in the Offering to: (i) an acquisition that is a significant acquisition under Part 8 of NI 51-102; (ii) a restructuring transaction as such term is defined in NI 51-102; or (iii) any other transaction that requires approval of any security holder under the corporate law of the jurisdiction in which the Corporation is incorporated or continued, any requirement of the exchange on which the Corporation's Listed Equity Securities are listed for trading, or the Corporation's constating documents;

(rrr) on the date of the issuance of the Offering Press Release, the total dollar amount of the Offering, combined with the dollar amount of all other distributions made by the Corporation under the Listed Issuer Financing Exemption during the 12 months immediately before the date of the Offering Press Release, will not, assuming completion of the Offering, exceed $9,400,000;

(sss) the Offering, combined with all other distributions made by the Corporation under the Listed Issuer Financing Exemption during the 12 months immediately before the date of the Offering Press Release, will not result in an increase of more than 50% of the Corporation's outstanding Listed Equity Securities, as of the date that is 12 months before the date of the Offering Press Release;

(ttt) as at the Closing Date, the Corporation reasonably expects that the Corporation will have available funds to meet its business objectives and liquidity requirements for a period of 12 months following the Closing Date;

(uuu) the Offering Document, together with the Public Record, contains disclosure of all material facts relating to the Offered Securities and does not contain a misrepresentation. The Offering Document complies in all material respects with the requirements of Applicable Securities Laws in Canada; and

(vvv) there has been no material change (as defined under Applicable Securities Laws) in respect of the Corporation since the date of the Offering Press Release requiring the filing of an amendment to the Offering Document and the issuing and filing of a news release stating that an amendment to the Offering Document addressing the material change has been filed.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Agent shall also be deemed to be made for the benefit of Subscribers as if the Subscribers were also parties to this Agreement (it being agreed that the Agent are acting for and on behalf of the Subscribers for this purpose).

4. Covenants of the Corporation

The Corporation covenants with the Agent that:

(a) prior to the Closing Time, the Corporation shall allow the Agent the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results from such due diligence and in particular, the Corporation shall allow the Agent and Agent's Counsel to conduct all due diligence which the Agent may reasonably require in order to confirm the Public Record is accurate, complete and current in all material respects and to fulfill the Agent's obligations as a registrant and, in this regard, without limiting the scope of the due diligence inquiries that the Agent may conduct, the Corporation shall make available its senior management, directors, certain qualified persons and the Corporation's Counsel to participate in one or more due diligence sessions (each, a "Due Diligence Session") to answer in person or in written form any questions that the Agent may have. The Due Diligence Sessions shall be held prior to the Closing Date, and the Agent shall distribute a list of written questions to be answered in advance of each such Due Diligence Session and the Corporation shall provide written responses to such questions (the "Due Diligence Session Responses");

(b) until the Closing Time, if any of the facts or information underlying or supporting the statement provided in the Due Diligence Session Responses have changed, the Corporation shall provide the Agent with prompt notice of the particulars of any such changes;

(c) it will comply with all the obligations to be performed by it, and all of its covenants and agreements, under and pursuant to the Transaction Documents;

(d) it will obtain prior to the Closing Time, a duly completed Subscription Agreement from each Subscriber settling their subscription directly with the Corporation, along with all other applicable forms, reports, undertakings or documentation required under Applicable Securities Laws;

(e) during the period commencing on the date of this Agreement and ending at the Closing Time, it will promptly provide to the Agent, for review by the Agent and Agent's Counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any financial statements of the Corporation, reports to shareholders, information circular or any press release or material change report and any press release issued by the Corporation concerning the Offered Securities or the Broker Warrants;

(f) during the period commencing as of the date of this Agreement and ending as of the Closing Time any press release issued by the Corporation concerning the Offered Securities or the Broker Warrants is to include the following or substantially similar legend: "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES." and comply with the requirements of Rule 135e under the U.S. Securities Act;

(g) during the period commencing on the date of this Agreement and ending at the Closing Time, promptly notify the Agent in writing of any of the representations or warranties made by the Corporation in this Agreement being no longer true and correct;

(h) during the period commencing on the date of this Agreement and ending on the Closing Time, the Corporation will promptly inform the Agent of the full particulars of any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its Subsidiaries or properties or assets of the Corporation or its Subsidiaries; provided, however, that if the Corporation is uncertain as to whether a material change, occurrence or event of the nature referred to in this Section 4(h) has occurred, the Corporation shall promptly inform the Agent of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such a nature;

(i) during the period commencing on the date of this Agreement and ending at the Closing Time, the Corporation will promptly inform the Agent of the receipt by the Corporation of (i) any communication of a material nature from any Securities Commission, the SEC or similar regulatory authority, any stock exchange or any other Governmental Entity relating to the Corporation or the distribution of the Offered Securities or the Broker Warrants, and (ii) the issuance by any Securities Commission or similar regulatory authority, any stock exchange or any other Governmental Entity of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(j) the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Agent and Agent's Counsel with Applicable Securities Laws of the Canadian Selling Jurisdictions in which it is a reporting issuer with respect to any material change, occurrence or event of the nature referred to in Sections 4(h) and 4(i), including (A) complying with NI 51- 102 in connection with any material change, (B) filing an amendment to the Offering Document in accordance with NI 45-106, and (C) issuing and filing a news release that states that an amendment to the Offering Document addressing the material change has been filed;

(k) the Corporation will use the net proceeds from the Offering for the purposes described in the Offering Document;

(l) as soon as reasonably possible, and in any event by the Closing Date, the Corporation shall take all such steps as may reasonably be necessary to enable the Offered Securities and the Broker Warrants to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions through the Agent or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions set forth in Applicable Securities Laws of each of the Selling Jurisdictions;

(m) the Corporation will ensure that, at all times prior to the expiry of each of the Warrants and the Broker Warrants, sufficient Warrant Shares and Broker Warrant Shares will be allotted and reserved for issuance upon the due and proper exercise of the Warrants and Broker Warrants, as applicable, and that the Warrant Shares and the Broker Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture and Broker Warrant Certificates, as applicable, including due payment therefor, shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares;

(n) the Corporation will ensure that all required documentation for the listing of the Offered Shares, Warrant Shares and the Broker Warrant Shares have been filed with the TSX on or prior to the Closing Date, subject to the satisfaction of customary final listing conditions set out in the conditional approval letter of the TSX for the Offering, a copy of which has been made available to the Agent;

(o) the Corporation will ensure the Common Shares are listed and posted for trading on the TSX on the Closing Date;

(p) the Corporation will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws in each of the provinces of Canada, except Quebec, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;

(q) the Corporation will use its commercially reasonable best efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering, the Warrants and the Broker Warrants) on the TSX, or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, for a period of at least 18 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;

(r) the Corporation will cause its officers and directors to enter into agreements (the "Lock-up Agreements") on terms and conditions satisfactory to the Agent, in which they will covenant and agree that they will not, for a period ending 90 days following the Closing Date, directly or indirectly, sell, or agree to sell or announce any intention to do so, any Common Shares or any other securities of the Corporation or securities or other financial instruments convertible into, exchangeable or having the right to acquire Common Shares held by them, directly or indirectly, unless they first obtain the written consent of the Agent, such consent to not be unreasonably withheld, or otherwise in accordance with the exceptions as set out in the Lock-up Agreements; and

(s) the Corporation will not, for a period of 90 days following the Closing Date, directly or indirectly, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, issue, offer, sell, contract to sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or announce any intention to do so) any Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares; other than pursuant to: (i) the Offering; (ii) the Concurrent Offering, (iii) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements, (iv) outstanding warrants or options, (v) obligations in respect of existing agreements, and (vi) the issuance of securities in connection with asset or share acquisitions in the normal course of business.

5. Representations, Warranties, Covenants and Acknowledgements of the Agent

The Agent represents and warrants to, and covenants with the Corporation, and acknowledges that the Corporation is relying upon such representations, warranties and covenants in connection with the Offering that:

(a) the Agent is, and will remain until completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill their obligations hereunder;

(b) this Agreement has been duly authorized, executed and delivered by the Agent and shall constitute a valid and binding obligation of the Agent, enforceable against the Agent in accordance with its terms except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(c) the Agent has good and sufficient authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d) the Agent will conduct (and has conducted) activities in connection with arranging for subscribers of the Units in compliance with Applicable Securities Laws;

(e) the Agent will not solicit offers to purchase or sell the Units in any jurisdiction other than the Selling Jurisdictions;

(f) the Agent shall not make any representations or warranties with respect to the Offered Securities in connection with the Offering, other than as set forth in this Agreement, the Offering Document or the Subscription Agreements;

(g) the Agent is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other person and is acquiring the Broker Warrants for investment only and not with a view to resale or distribution of the Broker Warrants and the Agent is an "accredited investor" as such term is defined in NI 45-106, it being acknowledged that there is no restriction on the rights of the Agent to resell the Broker Warrant Shares subject to compliance with Applicable Securities Laws;

(h) the Agent will, and will ensure any Selling Group, not advertise the proposed sale of the Offered Securities in printed media of general and regular paid circulation, radio or television nor provide or make available to prospective purchasers of Offered Securities any document or material, other than the Offering Document, which would constitute an offering memorandum as defined in Applicable Securities Laws in Canada;

(i) the Agent will provide to the Corporation as soon as practicable following the Closing Date, all information necessary to allow the Corporation to file with each of the Securities Commissions, if required, a report of exempt distribution in accordance with Applicable Securities Laws within the required time frame; and

(j) the Agent will obtain prior to the Closing Time, a duly completed Subscription Agreement from each Subscriber, other than those Subscribers settling directly with the Corporation, along with all other applicable forms, reports, undertakings or documentation required under Applicable Securities Laws.

6. Conditions to the Agent's Obligation to Purchase

The obligations of the Agent under this Agreement shall be conditional upon the Agent receiving, and the Agent shall have the right on behalf of Subscribers for Offered Securities to withdraw all subscriptions delivered and not previously withdrawn by Subscribers unless the Agent receives, on the Closing Date:

(a) a favourable legal opinion dated the Closing Date from Corporation's Counsel, in form and substance satisfactory to the Agent, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Corporation in relation to the laws of the Canadian Selling Jurisdictions in which the Offered Securities are sold and on which Corporation's Counsel is not qualified to express opinions, with respect to the following matters:

(i) as to the incorporation and valid existence of the Corporation;

(ii) as to the authorized and issued capital of the Corporation;

(iii) the corporate power, capacity and authority of the Corporation to carry on its business as presently carried on and to own, lease and operate its properties and assets, and to execute, delivery and carry out its obligations under the Transaction Documents and to issue the Offered Securities, the Broker Warrants, the Warrant Shares and the Broker Warrant Shares;

(iv) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Documents and the performance by the Corporation of its obligations hereunder and thereunder and the issuance of the Offered Securities, the Broker Warrants, the Warrant Shares and the Broker Warrant Shares;

(v) each of the Transaction Documents has been duly authorized and executed and delivered by the Corporation and constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law;

(vi) the execution and delivery of each of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder and the issuance and sale of the Offered Securities and the Broker Warrants do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any Applicable Law; (B) the constating documents of the Corporation; and (C) any resolutions of the directors and shareholders of the Corporation;

(vii) the Offered Shares have been validly authorized for issuance by the Corporation and, upon payment therefor and the issue thereof, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares;

(viii) the Warrants and the Broker Warrants have been duly and validly created and issued and the Warrant Shares and the Broker Warrant Shares have been reserved for issuance and upon the receipt of payment therefor by the Corporation and the issue thereof upon exercise of the Warrants or Broker Warrants in accordance with the provisions of the Warrant Indenture or Broker Warrant Certificates, as applicable, the Warrant Shares or Broker Warrant Shares, as applicable, will be duly and validly issued as fully paid and non-assessable Common Shares;

(ix) the issuance and sale by the Corporation of the Offered Securities and the Broker Warrants to the Subscribers in the Selling Jurisdictions in accordance with the terms of this Agreement are exempt from the prospectus requirements of Applicable Securities Laws in Canada and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained, except as have already been filed, obtained or completed, by the Corporation under Applicable Securities Laws in Canada to permit such issuance and sale, subject only to the filing of the requisite post-Closing forms under Applicable Securities Laws in Canada;

(x) the issuance by the Corporation of the Warrant Shares and the Broker Warrant Shares upon the due exercise of the Warrants or Broker Warrants, as applicable, will be exempt from the prospectus requirements of Applicable Securities Laws in the Canadian Selling Jurisdictions and no prospectus or other document is required to be filed under the Applicable Securities Laws in the Canadian Selling Jurisdictions and, except as have been obtained or completed, no proceeding is required to be taken and no approval, permit, consent, authorization or filing by the Corporation is required under Applicable Securities Laws in the Canadian Selling Jurisdictions to permit such issuance;

(xi) as to the first trade rights and restrictions relating to each of the Offered Securities, the Warrant Shares and the Broker Warrant Shares under Applicable Securities Laws in Canada;

(xii) in those Canadian Selling Jurisdictions where such an opinion can be provided, the Corporation being a reporting issuer (or the equivalent) under the Applicable Securities Laws of all of the Canadian Selling Jurisdictions, and not being included on a list of defaulting reporting issuers maintained by the securities regulators of such jurisdictions;

(xiii) TSX Trust Company of Canada having been duly appointed as the transfer agent and registrar for the Common Shares;

(xiv) the form and terms of the definitive certificates representing the Common Shares, Warrants and Broker Warrants have been approved by the directors of the Corporation and comply in all material respects with the Business Corporations Act (Ontario), the articles of incorporation and by-laws of the Company and the rules of the TSX;

(xv) subject only to standard listing conditions, the Offered Shares, Warrant Shares and Broker Warrant Shares have been conditionally listed or approved for listing on the TSX;

(xvi) the Warrant Agent having been duly appointed as the warrant agent for the Warrants; and

(xvii) such other matters as may reasonably be requested by the Agent.

(b) the Agent shall have a received legal opinion addressed to the Agent and the Subscribers, in form and substance satisfactory to the Agent, acting reasonably, in respect of Adumbi Mining S.A. dated as of the Closing Date from the Corporation's Counsel or local counsel, as applicable, with respect to the following matters, and all such opinions may be subject to customary assumptions, reliance's and qualifications:

(i) the formation, existence and good standing of Adumbi Mining S.A. under the laws of its jurisdiction of incorporation;

(ii) the authorized capital of Adumbi Mining S.A. and the ownership thereof; and

(iii) that Adumbi Mining S.A. has all necessary corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own and lease its properties and assets and to conduct its business;

(c) a title opinion dated the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, summarizing title and ownership interests of the Corporation and Adumbi Mining S.A. in the Imbo Project;

(d) a certificate of the Corporation dated the Closing Date, addressed to the Agent and signed on the Corporation's behalf by its Chief Financial Officer or such other officer or director of the Corporation satisfactory to the Agent, acting reasonably, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Agent may reasonably request;

(e) a certificate of the Corporation dated the Closing Date, addressed to the Agent and signed on the Corporation's behalf by its Chief Financial Officer or such other officer or director of the Corporation satisfactory to the Agent, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions and covenants of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct at the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(iii) to the knowledge of such persons, no order, ruling or determination having the effect of suspending the sale or cease trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Applicable Securities Laws or by any other regulatory authority;

(f) certificate of status and/or compliance, where issuable under Applicable Laws, for the Corporation and Adumbi Mining S.A, each dated within one Business Day prior to the Closing Date, or otherwise agreed to by the Corporation and the Agent;

(g) a certificate from TSX Trust Company as to the number of Common Shares issued and outstanding as at the end of the Business Day prior to the Closing Date;

(h) the Agent receiving the executed Lock-up Agreements;

(i) the Agent receiving the executed Warrant Indenture;

(j) the Agent not having exercised any rights of termination set forth in Section 9;

(k) satisfactory evidence that all requisite approvals have been obtained by the Corporation in order to complete the Offering, subject only to satisfaction by the Corporation of standard final approval conditions; and

(l) such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Agent or Agent's Counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

The foregoing conditions contained in this Section 6 are for the sole benefit of the Agent and may be waived in whole or in part by the Agent at any time and without limitation. If any of the foregoing conditions have not been met at the Closing Time, the Agent may terminate their obligations under this Agreement without prejudice to any other remedies they may have and the Agent shall have the right on behalf of the Subscribers to withdraw all subscriptions not previously withdrawn by Subscribers.

7. Deliveries and Compensation

The sale of the Offered Securities shall be completed by electronic exchange at the Closing Time, or at such other place as the Corporation and the Agent may agree. At the Closing Time, the Agent will deliver to the Corporation all completed Subscriptions Agreements (other than those delivered by Subscribers settling directly with the Corporation), against delivery by the Corporation to the Agent:

(a) the opinions, certificates and agreements referred to in Section 6 and all other documents required to be provided by the Corporation to the Agent pursuant to this Agreement;

(b) confirmation on a non-certificated basis, in accordance with the "non-certificated inventory" rules of CDS, of the Offered Securities purchased by the Subscribers from the Corporation registered in the name of "CDS & Co." or in such other name or names as the Agent may direct the Corporation in writing not less than 48 hours prior to the Closing Time; provided that, alternatively, if requested by the Agent at the Closing Time, the Corporation shall duly and validly deliver in certificated form to the Agent, or in any manner directed by the Agent in writing, the Offered Securities purchased from the Corporation, registered in the name of "CDS & Co." or such other name or names as the Agent may direct the Corporation in writing not less than 48 hours prior to the Closing Time;

(c) the Corporation's receipt for payment by the Agent of an amount equal to the aggregate purchase price for the Offered Securities sold to Subscribers pursuant to the Offering, less an amount equal to the sum of the Agent's Fee and the costs and expenses of the Agent provided for in Section 8;

(d) the Broker Warrant Certificates;

(e) such further documentation as may be contemplated by this Agreement or as Agent's Counsel or the applicable regulatory authorities may reasonably require;

(f) at the Closing Time, the Agent shall deliver to the Corporation a wire transfer of immediately available funds in an amount equal to the aggregate purchase price for the Offered Securities sold to Subscribers pursuant to the Offering, less an amount equal to the Agent's Fee and the costs and expenses of the Agent provided for in Section 8;

(g) the Agent's receipt for the Offered Securities, the Agent's Fee, the Broker Warrant Certificates and the Agent's costs and expenses; and

(h) such further documentation as may be contemplated by this Agreement or as the Corporation may reasonably require, including the relevant information of the Subscribers and the Agent as necessary to complete and file any required post-Closing filings with the applicable Securities Commissions in Canada.

8. Expenses

The Corporation will pay all of its own expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities; (ii) the fees and expense of the Corporation's Counsel; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. In addition, the Corporation will reimburse the Agent for their reasonable and documented out-of-pocket expenses in connection with the Offering, including, but not limited to, the fees of the Agent's Counsel (subject to a maximum cap of $70,000 plus disbursements and applicable taxes). All fees and expenses incurred by the Agent or on their behalf shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agent and shall be payable whether or not the Offering is completed. Such fees and expenses may, at the option of the Agent, be netted out of the gross proceeds of the sale of the Offered Securities otherwise payable by the Agent to the Corporation on the Closing Date.

All or part of the amounts payable under this paragraph may be subject to applicable federal and/or provincial sales taxes and shall be payable by the Corporation to the Agent immediately upon invoice therefor. Where tax is applicable, an additional amount equal to the amount of tax owing will be charged to and paid by the Corporation.

9. Rights of Termination

(a) The Agent shall be entitled to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers, directors or principal shareholders of the Corporation (other than an inquiry, investigation, proceeding or other based upon the activities or alleged activities of the Agent) where wrong-doing is alleged or any order is issued under or pursuant to any Applicable Law or any state or any other governmental department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX, or any securities regulatory authority in relation to the Corporation or any of its securities, which, in the opinion of the Agent, acting reasonably, has an adverse effect on the market price or value of the Offered Shares or operates to prevent or restrict the distribution or trading of the Offered Shares or the distribution of the Warrants;

(ii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any new or change in any law or regulation which, in the opinion of the Agent, materially adversely affects, or will materially adversely affect, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole or the market price or value of the securities of the Corporation (including the Offered Securities);

(iii) the state of financial markets in Canada, or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Agent, the Offered Securities cannot be marketed profitably;

(iv) there shall have occurred any material change or change in a material fact or the Agent shall discover any previously undisclosed material fact which in the opinion of the Agent would be expected to have a Material Adverse Effect on the market price or value of the securities of the Corporation (including the Offered Securities);

(v) the Agent determines that the Corporation is in breach of a term, condition or covenant of this Agreement;

(vi) an order shall have been made or threatened to cease or suspend trading in the Common Shares or any other securities of the Corporation, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Securities or any other securities of the Corporation, or proceedings are announced or commenced for the making of any such order by any Securities Commission or Governmental Entity, which order has not been rescinded, revoked or withdrawn;

(vii) the Agent is not satisfied, in its sole discretion, acting reasonably, with the completion of its due diligence investigations; or

(viii) the Agent and the Corporation agree to terminate this Agreement.

(b) The Corporation agrees that all terms and conditions in this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle one or more of the Agent to terminate their obligations under this Agreement to arrange for the purchase and sale of the Offered Securities by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agent only if such waiver or extension is in writing and signed by the Agent.

(c) Exercise of Termination Rights

The rights of termination contained in Sections 9(a) and (b) are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent, except in respect of any liability which may have arisen prior to or arises after such termination under Sections 8, 10 and 12.

10. Indemnity

The Corporation (together with the Subsidiaries) (collectively, the "Indemnitor") hereby covenants and agrees to indemnify and hold the Agent, and their subsidiaries and affiliates, and each of their directors, officers, employees, shareholders/unitholders and Agent (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities (other than losses, fees, claims, actions, damages, obligations or liabilities suffered by any of the Personnel as a result of acquiring, holding or disposing of Offered Securities as a beneficial owner), whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agent and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and their Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agent and their Personnel) provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Agent and/or their Personnel have been grossly negligent or dishonest, have engaged in wilful misconduct or have committed any fraudulent act in the course of such performance or have breached any term of this Agreement; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the actions referred to in (a).

Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Agent and/or their Personnel may reasonably incur as a result of any action or litigation that may be threatened or brought against the Agent and/or their Personnel.

If for any reason (other than the occurrence of any of the events itemized in paragraphs (a) and (b) of this Section 10) the foregoing indemnification is unavailable to the Agent or any Personnel or insufficient to hold the Agent or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agent or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the Agent's Fee received by the Agent hereunder pursuant to this Agreement.

The Indemnitor agrees that in case any legal proceeding is asserted against or brought against the Indemnitor and/or the Agent or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agent, and/or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent, the Agent shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agent for time spent by the Agent or their Personnel in connection therewith) and out-of-pocket expenses incurred at competitive rates by the Agent or their Personnel in connection therewith shall be paid by the Indemnitor as they occur, provided, however, that in no circumstances will the Indemnitor be required to pay the fees and expenses of more than one legal counsel for all of the Agent and their Personnel, unless: (a) the Indemnitor and the Agent have mutually agreed to the retention of more than one legal counsel for the Agent or their Personnel; or (b) the Agent and their Personnel have or any of them has been advised in writing by legal counsel that representation of the Agent or their Personnel by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agent or their Personnel or after receipt of notice of the commencement or any investigation, matter or thing which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Agent to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agent and/or any Personnel, unless (and only to the extent that) such failure results in a forfeiture by the Indemnitor or material impairment of its substantive rights or defences, prejudices the defence of any action, suit, proceeding, claim or investigation or results in any material increase in the liability under this indemnity. The Indemnitor shall on behalf of itself and the Agent and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agent and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agent and/or any Personnel, acting reasonably, as applicable, and neither the Agent nor any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agent and their Personnel shall have the right to appoint their own separate counsel at the Indemnitor's cost provided the Agent act reasonably in selecting such counsel.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agent and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of their Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

11. Agent's Authority

The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Agent.

12. Survival of Representations and Warranties

The indemnities, agreements, representations, warranties and other statements of the Corporation, as set forth in this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results of any investigation) made by or on behalf of the Agent and shall survive delivery of and payment for the Offered Securities and the subsequent disposition of the Offered Securities by the Agent or the termination of the Agent's obligations under this Agreement for a period of two years following the Closing Date, other than the representations and warranties in Section 3(jj) in this Agreement relating to any tax matters which shall survive until the 90th day following the date upon which the liability to which any such tax matter may relate is barred by all Applicable Laws. The agreements, representations, warranties and other statements of the Agent as set forth in this Agreement shall remain in full force and effect, regardless of any investigation (or any statement as to the results of any investigation) made by or on behalf of the Agent and shall survive in full force and effect for the benefit of the Corporation for a period of two years following the Closing Date.

13. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

14. Time

Time is of the essence in the performance of the parties' respective obligations under this Agreement.

15. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

16. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario M2P 2B8
Attention: Donat Madilo
Email: Chief Financial Officer

In case of any notice to the Corporation, with a copy to:

Dickinson Wright LLP

199 Bay Street, Suite 2200

Toronto, Ontario M5L 1G4

Attention: Geoffrey G. Farr
Email: [redacted]

If to the Agent, addressed and sent to:

Red Cloud Securities Inc.

1400 Adelaide Street West

Toronto, Ontario M5H 1T1

Attention: Joe Fars

Email: [redacted]

In case of any notice to the Agent, with a copy to:

Peterson McVicar LLP
110 Yonge Street., Suite 1601
Toronto, Ontario M5C 1T4

Attention: Dennis Peterson
Email: [redacted]

or to such other address as any of the parties to this Agreement may designate by giving notice to the others in accordance with this Section 16. Each notice shall be personally delivered to the addressee or sent by email to the addressee. A notice which is personally delivered or delivered by email shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

17. Agent's Obligations

The sale of the Offered Securities subject to the Offering shall be on a "best efforts" private placement basis without underwriter liability.

18. Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by email and all such counterparts and emails shall together constitute one and the same agreement.

19. Entire Agreement

This Agreement constitutes the entire agreement between the Agent and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Agent and the Corporation relating to the Offering, including the provisions of the Engagement Letter.

20. Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21. Currency

All references herein to dollar amounts are to lawful money of Canada, unless indicated otherwise.

22. Advertisements

The Corporation shall, at the Agent's request, issue a press release announcing the Offering, include a reference to the Agent and their role in any such release or communication, and ensure that any press release concerning the Offering complies with Applicable Law. If the Offering is successfully completed, the Corporation acknowledges and agrees that the Agent will be permitted to publish, at its own expense, public announcements or other communications relating to its services in connection with the Offering as it considers appropriate.

23. Assignment

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Agent and the Subscribers and their respective executors, heirs, successors and permitted assigns; provided that, this Agreement shall not be assignable by any party without the written consent of the others.

24. Matters Relating to Engagement

In connection with the services described herein, the Agent shall act as an independent contractor, and any duties of the Agent arising out of this engagement shall be owed solely to the Corporation. The Corporation acknowledges that the Agent is a securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the business of the Corporation and that the Agent shall have no obligation to disclose such activities and services to the Corporation. The Corporation acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Corporation, on the one hand, and the Agent and any of its affiliates through which it may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Agent or their respective affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. The Corporation acknowledges and agrees that it waives, to the fullest extent permitted by law, any claims the Corporation and its affiliates may have against any of the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agent shall have no liability (whether direct or indirect) to the Corporation or any of its affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including stockholders, employees or creditors of the Corporation. Information which is held elsewhere within the Agent, but of which none of the individuals in the investment banking department or division of the Agent are involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not, for any purpose, be taken into account in determining any of the responsibilities of the Agent to the Corporation under this Agreement.

25. Use of Advice

The Corporation acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Agent in connection with this Agreement and its engagement hereunder are intended solely for the Corporation's benefit and the Corporation's internal use only with respect to the Offering and the Corporation agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Agent's prior written consent in each specific instance. Any advice or opinions given by the Agent hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as the Agent, in its sole judgment, deems necessary or prudent in the circumstances. The Agent expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Agent or any unauthorized reference to the Agent or this engagement.

[remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Agent, upon which this letter as so accepted shall constitute an agreement between us.

RED CLOUD SECURITIES INC. "Bruce Tatters" Per: _____________________________ Name: Bruce Tatters Title: Chief Executive Officer

Accepted and agreed to effective as of the date of this Agreement.

LONCOR GOLD INC.

By:	"Arnold Kondrat"
Name:	Arnold Kondrat
Title:	Executive Chairman of the Board

SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "A" to the agency agreement dated as of May 23, 2025 among Loncor Gold Inc. and Red Cloud Securities Inc. (the "Agency Agreement").

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule "A" is annexed.

The following terms shall have the meanings indicated:

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

"Foreign Issuer" means "foreign issuer" as defined in Rule 902(e) of Regulation S;

"General Solicitation" and "General Advertising" means "general solicitation" or "general advertising", as those terms are used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity in this Schedule "A", general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offered Securities" means the Units, the Offered Shares, the Warrants and the Warrant Shares;

"Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act, that is also a U.S. Accredited Investor;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"U.S. Accredited Investor" means an "accredited investor" as such term is defined in Rule 501(a) of Regulation D;

"U.S. Placement Agent" means a United States registered broker-dealer affiliated with or appointed by the Agent; and

"U.S. Purchaser" means any Purchaser of Units that (a) receives or received an offer to acquire the Offered Shares and Warrants comprising the Units while in the United States, or (b) was in the United States at the time such Person's buy order was made or the Subscription Agreement pursuant to which it is acquiring Offered Shares and Warrants comprising the Units was executed or delivered.

Representations, Warranties and Covenants of the Agent

The Agent acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Securities may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons, except in accordance with an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Agent, on behalf of itself and any U.S. Placement Agent appointed by it, if applicable, represents, warrants, covenants and agrees to and with the Corporation, on the date hereof and on the Closing Date, severally, but not jointly, that:

1. It has not offered or sold, and will not offer or sell, at any time any Offered Securities except offers of Offered Securities for sale by the Corporation (a) in Offshore Transactions in compliance with Rule 903 of Regulation S, and (b) to, or for the account or benefit of, persons in the United States and U.S. Persons that are U.S. Accredited Investors or Qualified Institutional Buyers, in compliance with the exemption provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws, and as provided in paragraphs 2 through 13 below. Accordingly, none of the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, or any person acting on any of their behalf, has made or will make (except as permitted herein): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person (ii) any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person or the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, or any person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities except with a U.S. Placement Agent, any selling group member or with the prior written consent of the Corporation. The Agent shall require the U.S. Placement Agent appointed by it, if applicable, to agree, and each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable best efforts to ensure that such U.S. Placement Agent and each selling group member complies with, the same provisions of this Schedule "A" as apply to the Agent as if such provisions applied to such U.S. Placement Agent and such selling group member.

3. All offers of Offered Securities that have been or will be made by it to, or for the account or benefit of, persons in the United States or U.S. Persons, have been or will be made through the U.S. Placement Agent, if applicable, and in compliance with all applicable U.S. federal and state broker-dealer requirements. Any U.S. Placement Agent is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.

4. None of the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, or any person acting on any of their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, or has offered or will offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Immediately prior to soliciting persons in the United States or U.S. Persons, the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, and any person acting on any of their behalf had reasonable grounds to believe and did believe that each offeree was either (i) a U.S. Accredited Investor or (ii) a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale by the Corporation to, or for the account or benefit of, a person in the United States or a U.S. Person, the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser purchasing the Offered Securities from the Corporation is either (i) a U.S. Accredited Investor or (ii) a Qualified Institutional Buyer, as applicable.

6. All offerees of the Offered Securities solicited by it that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the Offered Securities are being offered and sold to such Persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, and similar exemptions under applicable state securities laws.

7. It agrees to deliver, through the U.S. Placement Agent, if applicable, to each person in the United States or U.S. Person to whom it offers to sell or from whom it solicits any offer to buy the Offered Securities the form of Subscription Agreement. No other written material will be used in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons.

8. Prior to completion of any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, (i) each such U.S. Purchaser thereof that is purchasing Offered Securities as a U.S. Accredited Investor will be required to provide to the Agent and the U.S. Placement Agent a completed Subscription Agreement, including the U.S. Accredited Investor Certificate attached to the Subscription Agreement, and each such U.S. Purchaser thereof that is purchasing Offered Securities as a Qualified Institutional Buyer will be required to provide to the Agent and the U.S. Placement Agent a completed Subscription Agreement, including the Qualified Institutional Buyer Certificate attached to the Subscription Agreement, and the Agent and the U.S. Placement Agent shall provide the Corporation with copies of all such completed and executed agreements for acceptance by the Corporation.

9. None of (i) the Agent or any U.S. Placement Agent, (ii) the Agent's or U.S. Placement Agent's general partners or managing members, (iii) any of the Agent's or U.S. Placement Agent's directors, executive officers or other officers participating in the offering of the Offered Securities, (iv) any of the Agent's or U.S. Placement Agent's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Offered Securities or (v) any other person associated with any of the above persons, including any selling group member and any such persons related to such selling group member, that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of the Offered Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under Regulation D (a "Disqualification Event") except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Corporation prior to the date hereof. It will notify the Corporation in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Corporation hereunder, and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

10. The Agent represents that it is not aware of any person (other than any Dealer Covered Persons) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Offered Securities.

11. At least two Business Days prior to the Closing Date, it will provide the Corporation with a list of all U.S. Purchasers.

12. None of the Agent, its affiliates, any U.S. Placement Agent or selling group member appointed by the Agent, or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

13. At the Closing, the Agent will, together with the U.S. Placement Agent, if applicable, provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons. Failure to deliver such a certificate shall constitute a representation by such Agent and such U.S. Placement Agent, if applicable, that neither it nor anyone acting on its behalf has offered or sold Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Agent, as at the date hereof and as at the Closing Date, that:

1. The Corporation is, and at the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Offered Securities or the Common Shares.

2. The Corporation is not, and following the application of the proceeds from the sale of the Offered Securities will not be, registered or required to be registered as an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

3. The offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons by the Agent through any U.S. Placement Agent, if applicable, is not prohibited pursuant to a court order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

4. Except with respect to sales to, or for the account or benefit of, persons in the United States or U.S. Persons that are U.S. Accredited Investors and Qualified Institutional Buyers solicited by the Agent through the U.S. Placement Agent, if applicable, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, and similar exemptions under applicable U.S. state securities laws, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any selling group members, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (b) any sale of Offered Securities unless, at the time the buy order was or will have been originated, (i) the Purchaser is outside the United States and not a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not a U.S. Person.

5. During the period in which Offered Securities are offered for sale, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any selling group members, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption afforded by Rule 506(b) of Regulation D to be unavailable for offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Offered Securities outside the United States to non-U.S. Persons in accordance with the Agency Agreement, including this Schedule "A".

6. None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any selling group members, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by means of any form of General Solicitation or General Advertising or has taken or will take any action that would constitute a public offering of the Offered Securities in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any selling group members, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, for a period commencing six months prior to the commencement of the Offering and ending six months following the Closing Date, any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration provided by Rule 506(b) of Regulation D or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities.

8. None of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Corporation participating in the Offering, any beneficial owner (as that term is defined in Rule 13d-3 under the U.S. Securities Act) of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Offered Securities (each, an "Issuer Covered Person" and together, the "Issuer Covered Persons") is subject to any Disqualification Event. The Corporation has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

9. The Corporation is not aware of any person (other than any Dealer Covered Persons (as defined above)) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of Offered Securities.

10. The Corporation will notify the Agent and the U.S. Placement Agent in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Issuer Covered Person and (b) any event that would with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

11. None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

12. The Corporation shall duly prepare and file with the SEC a Form D within 15 days after the first sale of Offered Securities in reliance on Rule 506(b) of Regulation D, and will file such notices and other documents as are required to be filed under the state securities or "blue sky" laws of the states in which the Offered Securities are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Offered Securities under such laws.

13. None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Agent, the U.S. Placement Agent, any selling group members, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

14. Upon receipt of a written request from a U.S. Purchaser, the Corporation shall make a determination if the Corporation is a "passive foreign investment company" (a "PFIC") within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), during any calendar year following the purchase of the Offered Securities by such U.S. Purchaser, and if the Corporation determines that the Corporation is a PFIC during such year, the Corporation will provide to such U.S. Purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Corporation as a "qualified electing fund" for the purposes of the Code.

General

Each of the Agent (and the U.S. Placement Agent) on the one hand and the Corporation on the other hand understand and acknowledge that the other parties hereto will rely on the truth and accuracy of the representations, warranties, covenants and agreements contained herein.

EXHIBIT I TO SCHEDULE "A"
(TERMS AND CONDITIONS OF U.S. SALES)

AGENT'S CERTIFICATE

In connection with the private placement in the United States of Offered Securities of the Corporation pursuant to the Agency Agreement, the undersigned Agent and [●], its U.S. Placement Agent, do hereby certify as follows:

(a) the Offered Securities have been offered and sold by us in the United States only by the U.S. Placement Agent which was on the dates of all such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(b) immediately prior to transmitting the form of Subscription Agreement to offerees that were, or were acting for the account or benefit of, persons in the United States and U.S. Persons, we had reasonable grounds to believe and did believe that each such person was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and we continue to believe that each U.S. Purchaser of Offered Securities that we have arranged is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, on the date hereof;

(c) all offers and sales of the Offered Securities by us to, or for the account or benefit of, persons in the United States and U.S. Persons have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d) no form of General Solicitation or General Advertising was used by us in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons and we have not offered and will not offer any Offered Securities in any manner involving a public offering in the United States within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e) prior to any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person that is a U.S. Accredited Investor, we caused such person to execute a Subscription Agreement in the form agreed to by the Corporation and the Agent, including any Appendices thereto, and prior to any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person that is a Qualified Institutional Buyer, we caused such person to execute a Subscription Agreement in the form agreed to by the Corporation and the Agent, including any Appendices thereto;

(f) neither we, nor our affiliates nor or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

(g) none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Offered Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Offered Securities or (v) any Dealer Covered Person is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under Regulation D, except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Corporation prior to the date hereof; and (vii) the undersigned is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offered Securities;

(h) all offerees and Purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons have been informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws; and

(i) the offering of the Offered Securities has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule "A" attached thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including Schedule "A" attached thereto) unless defined herein.

Dated this ___ day of May, 2025.

[AGENT]	[U.S. AFFILIATE]
Authorized Signing Officer	Authorized Signing Officer

SCHEDULE "B"

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES AND RIGHTS TO ACQUIRE SECURITIES AS OF MAY 22, 2025

This is Schedule "B" to the Agency Agreement dated May 23, 2025, between Red Cloud Securities Inc. and Loncor Gold Inc.

Outstanding Warrants:	Number	Exercise Price ($)	Expiry Date
	3,375,000	Cdn$0.75	June 10, 2025

Total:	3,375,000

Outstanding Incentive Stock Options	Number	Exercise Price ($)	Expiry Date
	14,586,000	Cdn$0.36 to Cdn$0.70	August 8, 2025 to April 29, 2030
Total:	14,586,000